Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-132580

     SUPPLEMENT NO. 3
dated February 1, 2007
to the Prospectus dated May 1, 2006 for the TIAA Real Estate Account

     This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2006, as supplemented to date, which we refer to collectively as “the prospectus”. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

Recent Transactions

     The following describes recent property transactions by the Account. It supplements the “Description of Properties” section of the prospectus. Except as noted, the expenses for operating the properties purchased are either borne or reimbursed, in whole or in part, by the property tenants, although the terms vary under each lease. The Account is responsible for operating expenses not reimbursed under the terms of a lease. All rental rates are quoted on an annual basis unless otherwise noted.

     Since October 1, 2006, the Account has purchased office, industrial and retail properties in the aggregate amount of approximately $1.129 billion, subject to an aggregate of $35.0 million in debt. Such aggregate amount reflects the Account’s 80% equity interest in the Florida Retail JV, a joint venture which acquired certain properties as described below. Since October 1, 2006, the Account has disposed of office and residential properties for aggregate net sales proceeds of approximately $150.8 million. More detail regarding these purchases and sales is set forth immediately below.

PURCHASES
Office Properties

Millennium Corporate Park — Redmond, WA

On October 3, 2006, the Account purchased a six-building office complex in Redmond, Washington for approximately $139.1 million. The property was built in 1999 and 2000, and it contains a total of 536,884 square feet, of which 100% was occupied at the time of purchase. The two largest tenants are Microsoft Corporation (361,528 square feet) and Concur Technologies (99,945 square feet). Rental rates average $14.41 per square foot, net of expenses, which is below the current average market rent for comparable properties. The property is located in the Redmond submarket, which had an inventory of 2.6 million square feet and a 0.8% vacancy rate at the time of purchase.

The Ellipse at Ballston — Arlington, VA

On November 14, 2006, the Account purchased a nine-story office building in Arlington, Virginia for approximately $85.4 million. The property was built in 1989, and consists of 195,743 square feet, of which 97% was occupied at the time of purchase. The two largest tenants are Environ Corporation (29,287 square feet) and Carana Corporation (20,831 square feet). Rental rates average $31.11 per square foot, gross of expenses, which is below the current average market rent for comparable properties. The property is located in the Rosslyn-Ballston submarket, which had an inventory of 18.1 million square feet and a 5.4% vacancy rate at the time of purchase.

The Newbry — Boston, MA

On December 28, 2006, the Account purchased a 10-story, mixed-use (office and retail) building in Boston, Massachusetts, for approximately $370.7 million. The property was built in 1940 and 1961, and renovated in 2004 and 2006. It consists of 607,685 square feet, including 467,375 square feet of office space and 140,310 square feet of retail space. The Newbry was 100% occupied at the time of purchase. The two largest office tenants are Metropolitan Life Insurance (242,076 square feet) and Pearson Education, Inc. (225,299 square feet). The two largest retail tenants are Filene’s Basement (38,425 square feet) and Border’s Inc. (24,046). Office rental rates average $35.72 per square foot, gross of expenses, which is below the current average market rent for comparable properties. Retail rental rates average $52.13 per square foot, net of expenses, which is below the current average market rent for comparable properties. The property is located in Boston’s Back Bay submarket, which had an office inventory of 16.5 million square feet and a 4.7% direct vacancy rate at the time of purchase.

Camelback Center — Phoenix, AZ

On January 17, 2007, the Account purchased a nine-story office building in Phoenix, Arizona for approximately $75.7 million. The property was built in 2001 and consists of 232,617 square feet, of which 94% was occupied at the time of purchase. The three largest tenants are Wells Fargo (28,721 square feet), Care 1st Health Plan AZ (24,849 square feet), and CNA Insurance (21,082 square feet). Rental rates average $24.67 per square foot, gross of expenses, which is below the current average market rent for comparable properties. The property is located in Camelback Corridor submarket, which had an inventory of 8.7 million square feet and a 12.9% direct vacancy rate at the time of purchase.

Industrial Properties

Pinnacle Industrial/DFW Trade Center — Grapevine, TX

On October 5, 2006, the Account purchased three industrial buildings in Grapevine, Texas for approximately $45.9 million. The properties contain an aggregate of 899,200 square feet and were 100% occupied at the time of purchase. The properties were built in 2003, 2004, and 2006. The two largest tenants are Aquaterra Biomedical Corporation of America (250,000 square feet) and Siemens Maintenance Services, LLC (233,740 square feet). Rental rates average $3.49 per square foot, net of expenses, which is below the current average market rent for comparable properties. They are located in the industrial market of Dallas, which had an inventory of 434.2 million square feet and a vacancy rate of 12.6% at the time of purchase.

Hamilton Mill Business Center — Buford, GA

On October 5, 2006, the Account purchased an industrial building in Buford, Georgia for approximately $31.9 million. The building contains 647,228 square feet and was 100% occupied by a single tenant, Global Equipment Company, Inc., at the time of purchase. This building was built in 2006. Rental rates average $3.00 per square foot, net of expenses, which is below the current average market rent for comparable properties. It is located in the industrial market of Atlanta, which had an inventory of 525.0 million square feet and a vacancy rate of 12.6% at the time of purchase. This property was consolidated into an existing investment portfolio, Shawnee Ridge Industrial Portfolio, for management purposes.

Airways Distribution Center — Memphis, TN

On October 5, 2006, the Account purchased an industrial building in Memphis, Tennessee for approximately $24.9 million. The building contains 556,600 square feet and was 100% occupied at the time of purchase. This building was built in 2005 and currently has two tenants, Priority Fulfillment Services, Inc. (390,620 square feet) and Exel, Inc. (165,980 square feet). Rental rates average $3.20 per square foot, net of expenses, which is above the current average market rent for comparable properties. It is located in the industrial market of Memphis, which had an inventory of 137.9 million square feet and a vacancy rate of 20.8% at the time of purchase.

Prairie Point Corporate Park — Bolingbrook, IL

On October 5, 2006, the Account purchased an industrial building in Bolingbrook, Illinois for approximately $10.2 million. The building contains 124,632 square feet and was 100% occupied at the time of purchase. This building was built in 1999. The two largest tenants are Nicor Energy Services, Inc. (39,726 square feet) and OfficeMax Incorporated (37,524 square feet). Rental rates average $6.71 per square foot, net of expenses, which is above the current average market rent for comparable properties. It is located in the industrial market of Chicago, which had an inventory of 1,060.1 million square feet and a vacancy rate of 10.8% at the time of purchase. This property was consolidated into an existing investment portfolio, Chicago Industrial Portfolio, for management purposes.

1900 South Burgundy — Ontario, CA

On December 21, 2006, the Account purchased a 397,125 square foot warehouse facility located in Ontario, California for approximately $28.0 million. The warehouse is 100% leased to Test Rite Products Corporation. It was built in 1988 (Phase I) and 1999 (Phase II). Rental rates average $3.69 per square foot, net of expenses, which is below the current average market rent for comparable properties. The property is located in the Ontario submarket, which had an inventory of 75.6 million square feet and a vacancy rate of 5.9% at the time of purchase. This property was consolidated into an existing investment portfolio, Ontario Industrial Portfolio, for management purposes.

Retail Properties

Publix at Weston Commons — Weston, FL

On October 12, 2006, the Account purchased a retail center in Weston, Florida for approximately $54.2 million, subject to $35.0 million in debt, for a net investment of $19.2 million. The $35.0 million mortgage loan bears an interest rate of 5.08% and matures in January 2016. The property consists of seven single-level retail buildings, and four free-standing pads, and was built in 2005. The retail center contains 126,922 square feet and was 97% leased at the time of purchase. The center’s anchor tenant is Publix Super Markets (44,840 square feet) and its major tenants include Chili’s (5,594 square feet) and Bonefish Grill (5,000 square feet). Rental rates average $30.22 per square foot, net of expenses, which is below the current average market rent for comparable properties. The property is located in the Southwest Broward submarket, which consists of 3.5 million square feet and had a vacancy rate of 2.1% at the time of purchase.

Florida Retail Portfolio Joint Venture — Various Locations in Florida

On November 9, 2006, the Account entered into a joint venture with Weingarten Realty Investors (“WRI”) and on such date, this joint venture (the “Florida Retail JV”) acquired seven grocery-anchored community centers located in Florida. The Account owns an 80% equity interest in the Florida Retail JV and WRI owns the remaining 20% equity interest. Set forth below is a more detailed description of the properties purchased by the Florida Retail JV:

Florida Retail Portfolio — Orlando

The Florida Retail JV purchased three retail centers in Orlando, Florida. The Account’s 80% equity interest in the purchase was approximately $149.6 million. The properties consist of Alafaya Square (which was built in 1987 and 2005), International Drive Value Center (which was built in 1995 and 2005), and The Marketplace at Dr. Phillips (which was built in 1982, 1993, and 1998) and consist of 176,486, 185,664, and 327,561 square feet, respectively. At the time of purchase, they were 97%, 100%, and 100% leased, respectively. Alafaya Square’s anchor tenant is Publix Super Markets (56,000 square feet). International Drive Value Center has four major tenants: Bed, Bath & Beyond (40,000 square feet), Ross Dress for Less (28,220 square feet), T.J. Maxx (28,054 square feet), and Old Navy (25,000 square feet). Marketplace at Dr. Phillips has four major tenants: Albertsons (64,850 square feet), Stein Mart (37,080 square feet), Homegoods (25,512 square feet), and Office Depot (23,186 square feet). Rental rates for the properties average $17.47 per square foot, net of expenses, which is above the current average market rent for comparable properties. The properties are located in the Orlando market, which consists of 28.7 million square feet and had a vacancy rate of 7.0% at the time of purchase.

Florida Retail Portfolio — Miami

The Florida Retail JV purchased two retail centers in Miami, Florida. The Account’s 80% equity interest in the purchase was approximately $70.8 million. The properties consist of Kendall Corners, (which was built in 1974, 2001, and 2005) and South Dade Shopping Center (which was built in 1984, 1993, and 2004) and consist of 96,515 and 219,473 square feet, respectively. At the time of purchase, they were both 100% leased. Kendall Corner’s major tenant is Ashley Furniture (32,457 square feet). South Dade Shopping Center has 4 major tenants: Publix Super Markets (39,943 square feet), Bed, Bath & Beyond (26,100 square feet), Harbor Freight Tools (15,760 square feet), and Petco (14,017 square feet). Rental rates for the two properties average $17.99 per square foot, net of expenses, which is above the current average market rent for comparable properties. The properties are located in the Miami-Miami Beach-Kendall market, which consists of 22.0 million square feet and had a vacancy rate of 2.9% at the time of purchase.

Florida Retail Portfolio — Tampa

The Florida Retail JV purchased a retail center in Tampa, Florida. The Account’s 80% equity interest in the purchase was approximately $23.2 million. The property was built in 1982 and 1985 and contains 140,103 square feet. At the time of purchase, it was 95% leased. The property has two major tenants: Publix Super Markets (46,545 square feet), and Walgreen’s (13,000 square feet). Rental rates average $11.38 per square foot, net of expenses, which is below the current average market rent for comparable properties. It is located in the Tampa-St. Petersburg-Clearwater market, which consists of 29.3 million square feet and had a vacancy rate of 7.0% at the time of purchase.

Florida Retail Portfolio — Fort Lauderdale

The Florida Retail JV purchased a retail center in Fort Lauderdale, Florida. The Account’s 80% equity interest in the purchase was approximately $19.6 million. The property was built in 1991 and 2005 and contains 113,752 square feet. At the time of purchase, it was 99% leased. The property has two major tenants: Publix Super Markets (36,464 square feet), and CVS (10,800 square feet). Rental rates average $14.66 per square foot, net of expenses, which is below the current average market rent for comparable properties. It is located in the Ft. Lauderdale-Pompano-Deerfield market, which consists of 32.4 million square feet and had a vacancy rate of 4.2% at the time of purchase.

 SALES

Office Properties

Columbia Center III — Rosemont, IL

On November 1, 2006, the Account sold a property consisting of one office building situated on 4.97 acres, located in Rosemont, Illinois for net sales proceeds of approximately $32.6 million. The Account purchased the property on December 23, 1997 for an original investment of $38.6 million. At the time of sale, the property had a market value of $33.1 million and a cost to date of $42.9 million in the records of the Account.

Maitland Promenade One — Maitland, FL

On November 17, 2006, the Account sold a property consisting of one office building situated on 10.22 acres of land, located in Maitland, Florida for net sales proceeds of approximately $44.7 million. The Account purchased the property on December 14, 2000 for an original investment of $36.5 million. At the time of sale, the property had a market value of $44.8 million and a cost to date of $40.3 million in the records of the Account.

 Residential Properties

Kenwood Mews Apartments — Burbank, CA

On October 19, 2006, the Account sold an apartment complex in Burbank, California for net sales proceeds of approximately $38.3 million. The Account purchased the property on November 30, 2001 for an original investment of $22.7 million. At the time of sale, the property had a market value of $36.6 million and a cost to date of $25.0 million in the records of the Account.

Golfview Apartments — Lake Mary, FL

On November 28, 2006, the Account sold an apartment complex in Lake Mary, Florida for net sales proceeds of approximately $35.1 million. The Account purchased the property on July 31, 1998 for an original investment of $27.9 million. At the time of sale, the property had a market value of $35.8 million and a cost to date of $29.8 million in the records of the Account.

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